Exhibit 99.1

MiX Telematics to Present at Upcoming Investor Conferences

MIDRAND, South Africa--(BUSINESS WIRE)--August 3, 2018--MiX Telematics Limited (NYSE: MIXT and JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service ("SaaS"), announced that its Chief Executive Officer, Stefan Joselowitz, will present at the following investor conferences:

  Oppenheimer 21st Annual Technology, Internet & Communications Conference in Boston on Tuesday, August 7, 2018 at 4:25 p.m. Eastern Time (10:25 p.m. South African Time).
  Canaccord Genuity 38th Annual Growth Conference in Boston on Wednesday, August 8, 2018 at 5:00 p.m. Eastern Time (11:00 p.m. South African Time).

Live webcasts of each presentation will be available on the “Investors” page of the Company’s website (investor.mixtelematics.com). An archive of each presentation will also be available for a limited time at the same location.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers managing over 691,000 assets in approximately 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia, Romania, Thailand and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

CONTACT:
Investor:
ICR for MiX Telematics
Brian Denyeau, +1-855-564-9835
ir@mixtelematics.com